Exhibit(d)(49)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of May 1, 2017 (“Amendment No. 1”) to the Investment Sub-Advisory Agreement dated as of April 11, 2014 (the “Agreement”) between AXA Equitable Funds Management Group, LLC (“FMG LLC” or “Manager”) and Post Advisory Group, LLC (“Post” or “Sub-Adviser”).

FMG LLC and Sub-Adviser agree to modify the Agreement as follows:

1. Name Change. The name of EQ/High Yield Bond Portfolio is changed to 1290 VT High Yield Bond Portfolio.

2. Appendix A. Appendix A to the Agreement setting forth the fee payable to the Sub-Adviser with respect to the Portfolio or Allocated Portion of the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 effective as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		POST ADVISORY GROUP, LLC

By:		By:
Michal Levy Senior Vice President and Chief Operating Officer

APPENDIX A

TO

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

WITH

POST ADVISORY GROUP, LLC

Portfolio	Annual Advisory Fee Rate**
1290 VT High Yield Bond Portfolio (fka, EQ/High Yield Bond Portfolio)*	0.40% of the average daily net assets of the Post Allocated Portion.

*	Fees to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser.
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.